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MONSANTO COMPANY 800 North Lindbergh Blvd St. Louis, Missouri 63167

January 17, 2012

VIA EDGAR, FACSIMILE AND FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
(202) 772-9202 (Fax)
Attention:              Linda Cvrkel
Claire Erlanger
Jean Yu

Re:	Monsanto Company
Amendment No. 1 to Form 10-K for the fiscal year ended August 31, 2011
Filed December 1, 2011
File No. 001-16167

Ladies and Gentlemen:

Reference is made to the Staff’s letter, dated January 3, 2012, setting forth comments to the Amendment No.1 to the Annual Report on Form 10-K for the fiscal year ended August 31, 2011 (the “Form 10-K”) by Monsanto Company (“Monsanto” or the “company”).  Set forth below are the Staff’s comments, indicated in bold, and the company’s responses.  The company plans to incorporate changes to its filings prompted by the Staff’s comments on a going forward basis in future filings, as outlined in the responses below.  We understand that the purpose of the Staff’s review is to assist the company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.  As such, we understand that the Staff may have further comments based on our responses.

United States Securities and Exchange Commission
Division of Corporation Finance
January 17, 2012

COMMENTS

Form 10-K for Fiscal Year Ended August 31, 2011

Management’s Discussion and Analysis
Capital Resources and Liquidity, page 34

1.
We note your disclosure in Note 14 that income taxes and remittance taxes have not been recorded on approximately $3.6 billion of undistributed earnings of foreign operations of Monsanto, either because any taxes on dividends would be substantially offset by foreign tax credits, or because you intend to reinvest these earnings indefinitely. In light of the significant amount of cash on your balance sheet at August 31, 2011, please revise the Liquidity section of MD&A to disclose the amount of cash and short term investments held in foreign subsidiaries as of the end of the fiscal year. Your disclosure should also include a statement that the company would need to accrue and pay taxes if repatriated and a statement that the company does not intend to repatriate the funds. Please revise accordingly.

Response.  In our future Form 10-K filings, we will discuss the amount of cash and cash equivalents and short-term investments held by foreign subsidiaries within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity, and Capital Resources.” In addition, we will also disclose that our cash and cash equivalents and short-term investments held by our foreign subsidiaries would be subject to the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries and our intent to permanently reinvest these funds. The following verbiage represents the disclosure and the manner in which information will be disclosed in future Form 10-K filings:
“We held cash and cash equivalents and short-term investments of $x.x billion at Aug. 31, 20xx, of which $x.x billion was held by foreign entities. Our intent is to permanently reinvest earnings of our foreign operations and our current operating plans do not demonstrate a need to repatriate foreign earnings to fund our U.S. operations. However, if these funds were needed for our operations in the United States, we would be required to accrue and pay U.S. taxes to repatriate these funds.”
Until we file our current fiscal year 2012 Report on Form 10-K, we will include a disclosure in each of our fiscal year 2012 Quarterly Reports on Form 10-Q filings. See page 39 of our Quarterly Report on Form 10-Q for the three month period ended November 30, 2011, filed on January 6, 2012. Once the disclosure appears in our current fiscal year 2012 Form 10-K, we will only include a disclosure in future Quarterly Reports on Form 10-Q if there is a material update or change. The disclosure will be an annual item in our Report on Form 10-K going forward. The following verbiage represents the disclosure that we will have in each of our fiscal year 2012 Quarterly Reports on Form 10-Q filings until we reach our annual Report on Form 10-K filing:
“We held cash and cash equivalents and short-term investments of $x.x billion at

United States Securities and Exchange Commission
Division of Corporation Finance
January 17, 2012

Aug. 31, 2011, of which $x.x billion was held by foreign entities. Our intent is to permanently reinvest earnings of our foreign operations and our current operating plans do not demonstrate a need to repatriate foreign earnings to fund our U.S. operations. However, if these funds were needed for our operations in the United States, we would be required to accrue and pay U.S. taxes to repatriate these funds. At the end of x quarter fiscal year 2012, we held cash and cash equivalents and short-term investments of $x.x billion, of which $x.x billion was held by foreign entities.”

United States Securities and Exchange Commission
Division of Corporation Finance
January 17, 2012

Notes to the Financial Statements

Note 2.  Significant Accounting Policies
Promotional, Advertising and Marketing Program Costs (Customer Incentive Programs),

2.
We note your disclosure that in fiscal years 2010 and 2009, you executed marketing programs that provided certain customers price protection consideration if standard purchase prices fall lower than the price the distributor paid on eligible products. Accordingly, you evaluated the impacts of these programs on revenue recognition, and recorded revenue when all revenue recognition criteria were met. Please provide us more details regarding the timing of revenue recognition on these programs. Also, please explain to us when the applicable costs related to the programs were recognized.

Response.  The company executed price protection programs with respect to its branded glyphosate products in the United States and Canada in fiscal years 2009 and 2010.
In the United States, the company offered price protection programs in Q2 and Q3 of fiscal year 2009, applicable to certain branded glyphosate products purchased within those respective quarters. Under the program offered in the United States in Q2 of fiscal year 2009, distributors were eligible for rebate on volumes of ten branded glyphosate products purchased during that quarter if the price of those products was reduced before June 1, 2009 (beginning of Q4 of fiscal year 2009). The potentially available rebate was based on the difference between the price paid by the distributors on such Q2 purchases and the lowest wholesale price offered by the company on the eligible products through May 31, 2009 (end of Q3 of fiscal year 2009). Under the program offered in the United States in Q3 of 2009, distributors were eligible for rebate on volumes of the same ten branded glyphosate products purchased during that quarter if the price of those products was reduced before June 1, 2009 (beginning of Q4 of fiscal year 2009). The potentially available rebate was based on the difference between the price paid by the distributors on such Q3 purchases and the lowest wholesale list price offered by the company on the eligible products through May 31, 2009 (end of Q3 fiscal year 2009). In Canada, the company offered a price protection program in Q3 of fiscal year 2009. Under that program, distributors were eligible for rebate on volumes of five branded glyphosate products purchased on or before Dec. 31, 2009 (during Q2 of fiscal year 2010). The potentially available rebate was based on the difference between the average net acquisition price paid by the distributor on such purchases and any reduced distributor list price offered by the company through Dec. 31, 2009 (during Q2 of fiscal year 2010), applied to the reported distributor’s reported on-hand inventory as of the date of the decrease in distributor list price.
With respect to each of these fiscal year 2009 price protection programs, the company considered the revenue recognition criteria specified in Securities and Exchange

United States Securities and Exchange Commission
Division of Corporation Finance
January 17, 2012

Commission Topic 13, Revenue Recognition, the therein referenced American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, and the Miller Guide to Revenue Recognition, in determining the appropriate accounting for sales made during the periods in which these programs were in place. Although the company’s sales transactions are not software-related and, therefore, are not specifically within the scope of AICPA SOP 97-2, we nonetheless considered it reasonable to evaluate whether the sales price of the eligible products was fixed or determinable and whether collectibility was reasonably assured by considering the guidance and factors provided in AICPA SOP 97-2. Having considered the above-referenced revenue recognition guidance, including paragraph 30 of SOP 97-2, we determined that during the period covered by the fiscal year 2009 price protection programs, the company had the ability to predict sales price decreases for eligible products, the company had the intention of not lowering sales prices charged for eligible products, and the company had the ability to keep the sales price charged for eligible products at the preferred level. As such, we concluded that the sales price for the eligible products was fixed or determinable and that collectibility was reasonably assured in both Q2 and Q3 of fiscal year 2009. The company recognized revenue for these product purchases upon delivery to the distributor, and no price protection program cost was recognized, in those two quarters. In each such instance, the company did not lower its sales price for the eligible products during the periods covered by the price protection programs, and as such did not incur any price protection program obligation to any of its distributors.
On May 27, 2010, near the end of Q3 of its fiscal year 2010, in response to global market conditions, the company announced a repositioning of the global branded glyphosate business and stated its intent to announce a reduction of its list prices in the United States for specific brands during Q4 of fiscal year 2010. In conjunction with this repositioning, the company offered a price protection program to retailers in the United States for two branded glyphosate products. Under this program, the volume eligible for price protection was defined as the lower of 1) the volume of such covered products purchased by the retailer in Q4 of fiscal year 2010 or 2) the volume remaining in the retailer’s inventory at the end of that fiscal year (as determined pursuant to a physical inventory conducted at each customer location). Accordingly, the volume eligible for price protection was limited to covered products purchased by the retailer in Q4 of fiscal year 2010 that remained unsold by the retailer at the end of fiscal year 2010. The potentially available rebate under the program for eligible volume was based on the difference between the price paid by the retailer on purchases of the covered products and the reduced price to be announced during Q4 of fiscal year 2010. The company considered the same revenue recognition criteria enumerated above in determining the appropriate accounting for this program. Although the company invoiced retailers in Q4 of fiscal year 2010, because it intended to lower the sales price of these products in Q4 of fiscal year 2010, the company determined that its price for these products was not then fixed or determinable and therefore did not recognize any revenue with respect to its sales of these products to retailers in June and July 2010 (first two months of Q4 of the

United States Securities and Exchange Commission
Division of Corporation Finance
January 17, 2012

company’s fiscal year 2010). The company announced its list price decrease for these products on Aug. 20, 2010, near the end of Q4 of our fiscal year 2010, at which time the company determined that its price was fixed or determinable and that collectibility was reasonably assured within the context of the revenue recognition guidance referenced above. Accordingly, in August 2010, the company recognized revenue on all shipments to retailers of the covered products in Q4 of fiscal year 2010, and recognized the total estimated cost of the price protection program as a reduction of revenue in the same period.
The company also provided the following disclosure on page 30 of the 2010 Form 10-K within Item 7: Management Discussion and Analysis: “Net sales of Roundup and other glyphosate based herbicides decreased 42 percent, or $1,498, in 2010. In the 12-month comparison, sales of Roundup and other glyphosate-based herbicides decreased, primarily in the United States, Europe and Brazil. The average net selling price decreased in all regions because of a previously announced price decrease on our products and increased marketing programs over the prior year.”

United States Securities and Exchange Commission
Division of Corporation Finance
January 17, 2012

Note 6.  Receivables, page 27

3.
We note that for the year ended August 31, 2011, the allowance for doubtful accounts decreased significantly from the amount as of August 31, 2010. In light of the increase in revenues and accounts receivable during fiscal year 2011, please explain to us the circumstances which lead to the decrease and why you believe it was appropriate to reduce the allowance for doubtful accounts during 2011.

Response.  We perform a thorough accounts receivable monitoring process on a quarterly basis that includes a detailed review of our receivables and bad debt reserves for each region. Our methodology of accruing for bad debts has remained consistent over the periods disclosed. We consider several factors in the quarterly review including historical collection rates for the region, current customer specific assessments, aging of receivables, and liquidity in the marketplace. We have experienced stronger collections, increased recoveries, and lower delinquency of our accounts receivable in light of the recent strong agricultural economy around the world, and we foresee this trend to continue in the near future. High commodity prices have led to more consistent farmer and distributor profitability. This profitable environment, along with sufficient liquidity in Monsanto’s key markets, has allowed our customers to make timely payment of their receivable debts owed to Monsanto. Based on the factors and information discussed above, we believe that the decrease in our allowance for doubtful accounts during 2011 is appropriate and properly supported by the current strengthening agricultural economy and our recent history of collections.

United States Securities and Exchange Commission
Division of Corporation Finance
January 17, 2012

Exhibit 31

4.
Reference is made to your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. The language contained in the certification should be exactly as set forth in Item 601(B)(31) of Regulation S-K. In this regard, please revise to remove the certifying individual’s title from the first line as it should solely reference the name of the certifying individual.

Response.  The certifications in Exhibit 31 have been revised and the certifying individual’s title has been removed from the first line. This revision has been made for our Quarterly Report on Form 10-Q for the quarter ended November 30, 2011, and will be updated for all future filings.

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United States Securities and Exchange Commission
Division of Corporation Finance
January 17, 2012

We hereby acknowledge that:

(i) the company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me ((314) 694-9791) if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

 /s/ NICOLE RINGENBERG
Nicole Ringenberg
Vice President and Controller
Monsanto Company

cc:	Pierre Courduroux, Monsanto Company Nancy E. Hamilton, Esq., Monsanto Company